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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. ___)

                             Nano-Proprietary, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    63007X108
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                                 (CUSIP Number)

                                September 9, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:                                  [ ] Rule 13d-1(b)
                                                               [X] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                              Jacob D. Smith, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5000

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                                  SCHEDULE 13G

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CUSIP No. 63007X108                                            Page 2 of 6 Pages
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1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         The Pinnacle Fund, L.P., a Texas limited partnership
         75-2512784
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OR ORGANIZATION

         Texas
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                                     5    SOLE VOTING POWER

    NUMBER OF                            7,325,329
     SHARES                          -------------------------------------------
  BENEFICIALLY                       6    SHARED VOTING POWER
    OWNED BY
     EACH                                 0
   REPORTING                         -------------------------------------------
    PERSON                           7    SOLE DISPOSITIVE POWER
     WITH
                                          7,325,329
                                     -------------------------------------------
                                      8   SHARED DISPOSITIVE POWER

                                          0
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,325,329
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                              [ ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.4%
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12       TYPE OF REPORTING PERSON

         PN
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CUSIP No. 63007X108                                            Page 3 of 6 Pages
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Item 1(a)         Name of Issuer:

                  Nano-Proprietary, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3006 Longhorn Blvd.
                  Suite 107
                  Austin, Texas 78758

Item 2(a)         Name of Person Filing:

                  The Pinnacle Fund, L.P.

Item 2(b)         Address of Principal Business Office:

                  4965 Preston Park Blvd.
                  Suite 240
                  Plano, Texas  75093

Item 2(c)         Citizenship:

                  Texas

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.001 per share

Item 2(e)         CUSIP No:

                  63007X108

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CUSIP No. 63007X108                                            Page 4 of 6 Pages
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Item 3            Status of Person Filing:

                  (a) [ ] Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o);
                  (b) [ ] Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c);
                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
                  (d) [ ] Investment company registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8);
                  (e) [ ] An investment adviser in accordance with Section
                          240.13d-1(b)(1)(ii)(E); (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
                  (g) [ ] A parent holding company or control person in
                          accordance with Section
                          240.13d-1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                  (j) [ ] Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(J).

Item 4            Ownership:

                           (a) This statement is filed on behalf of The Pinnacle Fund, L.P. (the "Reporting Person"). As of September 18, 2003, the Reporting Person was the beneficial owner of 7,325,329 shares of common stock, par value $0.001 per share ("Common Stock"), of Nano-Proprietary, Inc. (the "Issuer").

                                    On June 15, 2000, November 20, 2001 and
                                    February 13, 2002, the Reporting Person
                                    extended certain loans to the Issuer in
                                    exchange for which the Reporting Person
                                    received Exchangeable Demand Promissory
                                    Notes of the Issuer (collectively, as
                                    modified and extended, the "Notes"). As a result of the most recent modification of the Notes on January 15, 2003, the Notes bore interest at a rate of 5% per annum and were scheduled to mature on December 31, 2003 (the "Maturity Date"). The terms of the Notes also provided that the Issuer was entitled to repay the outstanding principal amount of the Notes, including accrued and unpaid interest thereon, prior to the Maturity Date in cash or in shares of Common Stock at a conversion rate that was based upon the fair market value of the Common Stock as of the date of the most recent modification of the Notes. On September 9, 2003, the Issuer elected to repay the Notes, including accrued and unpaid interest thereon, prior to the Maturity Date and issued an aggregate of 4,220,274 shares of Common Stock to the Reporting Person in payment thereof.

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CUSIP No. 63007X108                                            Page 5 of 6 Pages
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                  (b)    Percent of Class:  8.4%.

                  (c)    Number of shares as to which each person has:

                         (i)  sole power to vote or to direct the vote:
                              7,325,329

                         (ii) shared power to vote or to direct the vote:  0

                         (iii)sole power to dispose or to direct the disposition
                              of:  7,325,329

                         (iv) shared power to dispose or to direct the
                              disposition of:  0

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 63007X108                                            Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2003

                            THE PINNACLE FUND, L.P.

                            By: Pinnacle Advisers, L.P., its general partner

                            By: /s/ Barry M. Kitt
                                --------------------------------------------
                                Barry M. Kitt, its general partner